SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Chesapeake Energy Corporation
(Name of Issuer)

 Common Stock, Par Value $0.01
 (Title of Class of Securities)

165167107
 (CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
10,017,042

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
10,017,042

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,017,042

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.51%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
10,017,042

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
10,017,042

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,017,042

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.51%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
10,017,042

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
10,017,042

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,017,042

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.51%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
15,660,840

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
15,660,840

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,660,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.36%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,670,553

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,670,553

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,670,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.01%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,944,050

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,944,050

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,944,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
25,275,443

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
25,275,443

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,275,443

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.82%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
14,792,717

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
14,792,717

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,792,717

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.23%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,792,717

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,792,717

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,792,717

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.23%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
40,068,160

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
40,068,160

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,068,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.05%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
40,068,160

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
40,068,160

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,068,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.05%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
40,068,160

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
40,068,160

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,068,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.05%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
40,068,160

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
40,068,160

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,068,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.05%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  165167107

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
40,068,160

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
40,068,160

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,068,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.05%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  165167107

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
50,085,202

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
50,085,202

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,085,202

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.56%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.01 (the “Shares”), issued by Chesapeake Energy Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.6% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River.  Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food packaging, casino gaming and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 50,085,202 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $785.3 million (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing.  As of the close of business on May 24, 2012, the indebtedness of (i) High River’s margin account was approximately $1.9 million, (ii) Icahn Partners’ margin account was approximately $2.9 million, (iii) Icahn Master’s margin account was approximately $3.2 million, (iv) Icahn Master II’s margin account was approximately $1.1 million, and (v) Icahn Master III’s margin account was approximately $474 thousand.

Item 4.                      Purpose of Transaction

On May 25, 2012, the Reporting Persons delivered a letter to the board of directors of the Issuer (the “May 25 Letter”).  A copy of the May 25 Letter is being filed herewith as an exhibit hereto.  The foregoing description of the May 25 Letter is not complete, should be read together with, and is qualified in its entirety by reference to, the entire May 25 Letter, which has been filed herewith as an exhibit and is incorporated herein by reference.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer, or related to the securities of the Issuer (collectively, “Securities”), in the open market or otherwise.  They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.                      Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 50,085,202 Shares, representing approximately 7.56% of the Issuer's outstanding Shares based upon the 662,343,738 Shares stated to be outstanding as of May 7, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012.

(b) High River has sole voting power and sole dispositive power with regard to 10,017,042 Shares.  Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 15,660,840 shares.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.  Icahn Master II has sole voting power and sole dispositive power with regard to 6,670,553 Shares.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 2,944,050 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 14,792,717 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 25, 2012. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	4/19/2012	200,000	18.03
High River LP	4/23/2012	567,498	17.64
High River LP	4/24/2012	232,502	17.90
High River LP	4/27/2012	252,556	17.56
High River LP	4/30/2012	157,366	17.68
High River LP	5/7/2012	9,216	16.75
High River LP	5/8/2012	117,480	16.73
High River LP	5/16/2012	1,720,000	14.60
High River LP	5/2/2012	1,781,775	17.22
High River LP	5/3/2012	503,326	17.10
High River LP	5/4/2012	289,802	17.37
High River LP	5/15/2012	600,000	14.60
High River LP	5/17/2012	180,000	13.60
High River LP	05/18/2012	1,126,879	14.12
High River LP	05/21/2012	404,063	14.67
High River LP	05/22/2012	183,790	14.74
High River LP	05/23/2012	1,054,729	14.53
High River LP	05/24/2012	636,060	14.82

Icahn Partners LP	4/19/2012	311,317	18.03
Icahn Partners LP	4/23/2012	883,358	17.64
Icahn Partners LP	4/24/2012	361,908	17.90
Icahn Partners LP	4/27/2012	393,124	17.56
Icahn Partners LP	4/30/2012	244,953	17.68
Icahn Partners LP	5/7/2012	13,610	16.75
Icahn Partners LP	5/8/2012	173,490	16.73
Icahn Partners LP	5/16/2012	2,540,018	14.60
Icahn Partners LP	5/2/2012	2,518,695	17.22
Icahn Partners LP	5/3/2012	743,289	17.10
Icahn Partners LP	5/4/2012	427,963	17.37
Icahn Partners LP	5/15/2012	886,054	14.60
Icahn Partners LP	5/17/2012	265,816	13.60
Icahn Partners LP	05/18/2012	1,664,125	14.12
Icahn Partners LP	05/21/2012	596,703	14.67
Icahn Partners LP	05/22/2012	271,412	14.74
Icahn Partners LP	05/23/2012	1,557,577	14.53
Icahn Partners LP	05/24/2012	939,305	14.82

Icahn Partners Master Fund LP	4/19/2012	325,759	18.03
Icahn Partners Master Fund LP	4/23/2012	924,337	17.64
Icahn Partners Master Fund LP	4/24/2012	378,698	17.90
Icahn Partners Master Fund LP	4/27/2012	411,361	17.56
Icahn Partners Master Fund LP	4/30/2012	256,316	17.68
Icahn Partners Master Fund LP	5/7/2012	14,407	16.75
Icahn Partners Master Fund LP	5/8/2012	183,671	16.73
Icahn Partners Master Fund LP	5/16/2012	2,689,083	14.60
Icahn Partners Master Fund LP	5/2/2012	2,693,489	17.22
Icahn Partners Master Fund LP	5/3/2012	786,910	17.10
Icahn Partners Master Fund LP	5/4/2012	453,082	17.37
Icahn Partners Master Fund LP	5/15/2012	938,053	14.60
Icahn Partners Master Fund LP	5/17/2012	281,415	13.60
Icahn Partners Master Fund LP	05/18/2012	1,761,785	14.12
Icahn Partners Master Fund LP	05/21/2012	631,720	14.67
Icahn Partners Master Fund LP	05/22/2012	287,340	14.74
Icahn Partners Master Fund LP	05/23/2012	1,648,984	14.53
Icahn Partners Master Fund LP	05/24/2012	994,430	14.82

Icahn Partners Master Fund II L.P.	4/19/2012	113,036	18.03
Icahn Partners Master Fund II L.P.	4/23/2012	320,738	17.64
Icahn Partners Master Fund II L.P.	4/24/2012	131,405	17.90
Icahn Partners Master Fund II L.P.	4/27/2012	142,739	17.56
Icahn Partners Master Fund II L.P.	4/30/2012	88,938	17.68
Icahn Partners Master Fund II L.P.	5/7/2012	6,136	16.75
Icahn Partners Master Fund II L.P.	5/8/2012	78,234	16.73
Icahn Partners Master Fund II L.P.	5/16/2012	1,145,384	14.60
Icahn Partners Master Fund II L.P.	5/2/2012	1,328,560	17.22
Icahn Partners Master Fund II L.P.	5/3/2012	335,174	17.10
Icahn Partners Master Fund II L.P.	5/4/2012	192,986	17.37
Icahn Partners Master Fund II L.P.	5/15/2012	399,551	14.60
Icahn Partners Master Fund II L.P.	5/17/2012	119,866	13.60
Icahn Partners Master Fund II L.P.	05/18/2012	750,413	14.12
Icahn Partners Master Fund II L.P.	05/21/2012	269,072	14.67
Icahn Partners Master Fund II L.P.	05/22/2012	122,390	14.74
Icahn Partners Master Fund II L.P.	05/24/2012	423,564	14.82

Icahn Partners Master Fund III L.P.	4/19/2012	49,888	18.03
Icahn Partners Master Fund III L.P.	4/23/2012	141,560	17.64
Icahn Partners Master Fund III L.P.	4/24/2012	57,996	17.90
Icahn Partners Master Fund III L.P.	4/27/2012	62,998	17.56
Icahn Partners Master Fund III L.P.	4/30/2012	39,255	17.68
Icahn Partners Master Fund III L.P.	5/7/2012	2,709	16.75
Icahn Partners Master Fund III L.P.	5/8/2012	34,527	16.73
Icahn Partners Master Fund III L.P.	5/16/2012	505,515	14.60
Icahn Partners Master Fund III L.P.	5/2/2012	586,356	17.22
Icahn Partners Master Fund III L.P.	5/3/2012	147,929	17.10
Icahn Partners Master Fund III L.P.	5/4/2012	85,175	17.37
Icahn Partners Master Fund III L.P.	5/15/2012	176,342	14.60
Icahn Partners Master Fund III L.P.	5/17/2012	52,903	13.60
Icahn Partners Master Fund III L.P.	05/18/2012	331,194	14.12
Icahn Partners Master Fund III L.P.	05/21/2012	118,757	14.67
Icahn Partners Master Fund III L.P.	05/22/2012	54,018	14.74
Icahn Partners Master Fund III L.P.	05/23/2012	309,988	14.53
Icahn Partners Master Fund III L.P.	05/24/2012	186,940	14.82

Item 6.                      Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits

1           Joint Filing Agreement of the Reporting Persons.
2           May 25 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
IPH GP LLC
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Chesapeake Energy Corporation]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Chesapeake Energy Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of May, 2012.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
IPH GP LLC
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to
Schedule 13D – Chesapeake Energy Corporation]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                                           Position
Icahn Offshore LP                     General Partner
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Irene March                               Chief Financial Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                Authorized Signatory
Keith Cozza                                Chief Compliance Officer

ICAHN PARTNERS LP
Name                                           Position
Icahn Offshore LP                     General Partner
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Irene March                               Chief Financial Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                Authorized Signatory
Keith Cozza                                Chief Compliance Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                           Position
Icahn Capital LP                        General Partner
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Irene March                               Chief Financial Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                 Authorized Signatory
Keith Cozza                                 Chief Compliance Officer

ICAHN CAPITAL LP
Name                                           Position
IPH GP LLC                                General Partner
Carl C. Icahn                              Chief Executive Officer
Daniel A. Ninivaggi                  President
Vincent J. Intrieri                       Senior Managing Director
SungHwan Cho                        Chief Financial Officer
Peter Reck                                  Chief Accounting Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                               Authorized Signatory
Keith Cozza                              Chief Compliance Officer

IPH GP LLC
Name                                           Position
Icahn Enterprises                      Sole Member
Holdings L.P.
Carl C. Icahn                               Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Daniel A. Ninivaggi                  President
SungHwan Cho                         Chief Financial Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                Authorized Signatory
Keith Cozza                                Chief Compliance Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                           Position
Icahn Enterprises                                           General Partner
G.P. Inc.

ICAHN ENTERPRISES G.P. INC.
Name                                           Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	President; Director
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Vincent J. Intrieri	Director, Assistant Secretary
SungHwan Cho	Chief Financial Officer
Peter Reck	Principal Accounting Officer
Craig Pettit                                  Vice President/Taxes

BECKTON CORP.
Name                                           Position
Carl C. Icahn                               Chairman of the Board; President
Jordan Bleznick                          Vice President/Taxes
Edward E. Mattner                    Authorized Signatory
Keith Cozza                                 Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name                                           Position
Hopper Investments LLC         General Partner

HOPPER INVESTMENTS LLC
Name                                           Position
Barberry Corp                           General Partner
Edward E. Mattner                   Authorized Signatory

BARBERRY CORP.
Name                                           Position
Carl C. Icahn                             Chairman of the Board; President
Gail Golden                               Vice President; Authorized Signatory
Jordan Bleznick                        Vice President/Taxes
Vincent J. Intrieri                      Vice President; Authorized Signatory
Irene March                              Authorized Signatory
Edward E. Mattner                   Authorized Signatory
Keith Cozza                               Secretary; Treasurer